Exhibit 2.2

EXECUTION VERSION

CITIGROUP GLOBAL MARKETS INC. 390 Greenwich Street New York, New York 10013	UBS AG, STAMFORD BRANCH 677 Washington Boulevard Stamford, Connecticut 06901

UBS SECURITIES LLC 1285 Avenue of the Americas New York, New York 10019

CONFIDENTIAL

July 2, 2015

Aetna Inc.
151 Farmington Avenue
Hartford, CT 06156

Attention:    David Buda

                  Vice President, Finance and Treasurer

Project Element
Bridge Facility Commitment Letter

Ladies and Gentlemen:

Aetna Inc., a Pennsylvania corporation (the “Borrower” or “you”), has informed Citi (as defined below), UBS AG, Stamford Branch (“UBS Bank”) and UBS Securities LLC (“UBS Securities” and, together with UBS Bank, “UBS”) that the Borrower intends to acquire (the “Acquisition”) all the issued and outstanding equity interests in an entity previously identified to us and codenamed “Hydrogen” (the “Acquired Company” and, together with its subsidiaries, the “Acquired Business”) pursuant to the Agreement and Plan of Merger, dated as of July 2, 2015, among Aetna Inc., Echo Merger Sub, Inc., Echo Merger Sub, LLC and Humana Inc. (together with the exhibits and schedules thereto, the “Merger Agreement”) for consideration consisting of shares of the Borrower’s common stock and cash. Capitalized terms used and not defined in this letter (together with Annexes A, B and C hereto, this “Commitment Letter”) have the meanings assigned to them in Annex B hereto. Citi, UBS and any other Lenders that become parties to this Commitment Letter as additional “Commitment Parties” as provided in Section 3 hereof are referred to herein, collectively, as the “Commitment Parties”, “we” or “us”. For purposes of this Commitment Letter, “Citi” shall mean Citigroup Global Markets Inc. (“CGMI”), Citibank, N.A., Citicorp USA, Inc., Citicorp North America, Inc. and/or any of their affiliates as CGMI shall determine to be appropriate to provide the services contemplated herein.

You have informed us that the cash consideration payable in connection with the Acquisition and amounts required to pay expenses related to the Transactions will be obtained from the following sources:

•	available cash of the Borrower and the Acquired Business in the amount of approximately $3,300,000,000;

•	the issuance or incurrence by the Borrower of approximately $16,200,000,000 in aggregate principal amount of any combination of (x) its senior notes (the “Notes”) pursuant to a registered public offering or Rule 144A or other private placement (the “Notes Offering”), (y) its senior unsecured term loans (the “Term Loans”) and/or (z) its commercial paper issued to finance the Acquisition (the “Commercial Paper”);

or, in the event $16,200,000,000 in aggregate principal amount of any combination of the Notes, the Term Loans and/or the Commercial Paper has not been issued on or prior to the Closing Date, borrowings by the Borrower of term loans under a senior unsecured bridge facility having the terms set forth on Annex B hereto (the “Facility”) in an aggregate principal amount of $16,200,000,000 less the net cash proceeds received from the issuance of the Notes, the Term Loans and/or the Commercial Paper on or prior to the Closing Date.

1. Commitments; Titles and Roles.

In connection with the foregoing, (a) Citi is pleased to commit, severally and not jointly, to provide 50% of the principal amount of the Facility, and UBS Bank is pleased to commit, severally and not jointly, to provide 50% of the principal amount of the Facility, (b) Citi and UBS Securities are pleased to confirm their agreement to act, and you hereby appoint Citi and UBS Securities to act, as joint lead arrangers and joint bookrunners in connection with the Facility (in such capacities, the “Arrangers”), (c) Citibank, N.A. is pleased to confirm its agreement to act, and you hereby appoint Citibank, N.A. to act, as sole administrative agent for the Facility and (d) UBS Securities is pleased to confirm its agreement to act, and you hereby appoint UBS Securities to act, as sole syndication agent for the Facility, in each case on the terms and subject to the conditions set forth in this Commitment Letter and the Fee Letter (as defined below); provided that, the amount of the Facility shall be automatically reduced as provided under “Optional Commitment Reductions and Prepayments” and “Mandatory Commitment Reductions and Prepayments” in Annex B hereto, and that any such reduction will be allocated among the commitments of Citi and UBS Bank and the additional Commitment Parties ratably or, in the event a Successful Syndication (as defined in the Fee Letter) shall not have been achieved during the Initial Syndication Period (as defined below), in the manner determined by the Arrangers in consultation with the Borrower (it being agreed that the commitments of Citi and UBS Bank will in any event be reduced by equal amounts).

It is agreed that, except during the Initial Syndication Period as provided in the Syndication Plan (as defined below), (a) no other agents, co-agents, arrangers, co-arrangers or bookrunners will be appointed and no other titles will be awarded unless the Arrangers and the Borrower shall so agree, and (b) no compensation will be paid in connection with the Facility unless the Arrangers shall so agree.

The fees for, and other amounts to be paid in connection with, the commitments of Citi and UBS Bank hereunder and the services of Citi and UBS related to the Facility are set forth in an Arranger Fee Letter (the “Fee Letter”) being entered into by you, Citi and UBS on the date hereof.

2. Conditions Precedent.

Each of the Commitment Parties’ commitments and agreements hereunder are subject to (a) the execution and delivery of a credit agreement (the “Credit Agreement”) and other definitive documentation for the Facility prepared by counsel for Citi and UBS reflecting the terms set forth or referred to in this Commitment Letter and the Fee Letter (modified as provided in the “Market Flex” provisions of the Fee Letter, if applicable); and (b) the other conditions expressly set forth in Annex C hereto.

Notwithstanding anything herein to the contrary, the terms of the Credit Agreement will be such that they do not impair the availability of the Facility on the Closing Date if the conditions set forth in this Section 2 and in Annex C hereto are satisfied.

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3. Syndication.

The Arrangers reserve the right, in accordance with the provisions of this Section 3, prior to or after the Closing Date, to syndicate the Facility to the Lenders. During the period of 45 days following the date of this Commitment Letter (the “Initial Syndication Period”), the syndication of the Facility, including determinations as to the timing of offers to prospective Lenders, the selection of Lenders, the acceptance and final allocation of commitments, the awarding of titles or roles to any Lenders and the amounts offered and the compensation provided to each Lender from the amounts to be paid to the Arrangers pursuant to the terms of this Commitment Letter and the Fee Letter, will be conducted jointly by the Arrangers and the Borrower and, except to the extent the Arrangers and the Borrower otherwise agree, in accordance with the syndication plan heretofore discussed by such parties (the “Syndication Plan”). Without limiting the foregoing, the Facility will be syndicated during the Initial Syndication Period only to Lenders identified in the Syndication Plan (“Designated Lenders”). Following the Initial Syndication Period, if and for so long as a Successful Syndication has not been achieved, the syndication of the Facility shall be conducted by the Arrangers in consultation with the Borrower, and departures may be made from the Syndication Plan (including in the selection of Lenders) after consultation with the Borrower and to the extent required in the reasonable judgment of the Arrangers to achieve a Successful Syndication. In connection with any commitments received from Designated Lenders selected in accordance with this paragraph (or other Lenders approved in writing by you), whether before or after the Initial Syndication Period (but prior to the execution and delivery of the Credit Agreement), you agree, at the request of the Arrangers, to enter into one or more customary joinder agreements providing for such additional Lenders to become additional Commitment Parties under this Commitment Letter and extend commitments in respect of the Facility directly to you (it being agreed that, subject to the second paragraph of Section 1, such joinder agreements will contain such provisions relating to titles, the allocation of any reductions in the amount of the Facility and other matters relating to the relative rights of the Arrangers and such additional Commitment Parties as the Arrangers may reasonably request, which provisions, in the case of any joinder agreement entered into during the Initial Syndication Period, will be consistent with the Syndication Plan). The commitments of Citi and UBS Bank hereunder with respect to the Facility shall be reduced on a pro rata basis dollar-for-dollar by the amount of each commitment for the Facility received from a Designated Lender (or other Lender approved in writing by you) upon such Lender becoming a party to this Commitment Letter as an additional “Commitment Party” pursuant to a joinder agreement or a party to the Credit Agreement as a Lender.

You and the Arrangers agree to use commercially reasonable efforts to negotiate, execute and deliver the Credit Agreement (with the Lenders selected as provided in this Section 3 as parties thereto) as promptly as practicable and in any event within 60 days following the date of this Commitment Letter.

You agree to use your commercially reasonable efforts to ensure that the Arrangers’ syndication efforts benefit from your and your affiliates’ existing relationships with banks and other financial institutions. To facilitate an orderly and successful syndication of the Facility, you agree that, until the earlier of (a) the achievement of a Successful Syndication and (b) 90 days following the date of initial funding under the Facility (such earlier date being called the “Syndication Date”), you will not, and will not permit any of your subsidiaries to, and will use commercially reasonable efforts to cause the Acquired Business not to, syndicate or issue, attempt to syndicate or issue or announce or authorize the announcement of the syndication or issuance (or plans for the syndication or issuance) of, any debt or credit facility or any debt security of the Borrower or any of its subsidiaries or of the Acquired Business (other than (i) the Facility, (ii) the Notes, the Term Loans and the Commercial Paper, (iii) prior to the closing of the Acquisition, any indebtedness of the Acquired Business permitted to be incurred under the Merger Agreement, (iv) Excluded Debt and (v) one or more commitment increases of up to $1,000,000,000 in the aggregate in respect of the Borrower’s existing revolving credit facility under the Existing Credit Agreement), without the prior written consent of the Arrangers (such consent may be

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withheld only if, in the reasonable judgment of the Arrangers, such financing, syndication or placement would be likely to have a materially detrimental effect on the ability of the Arrangers to syndicate the Facility).

The Arrangers and the Borrower intend to commence syndication efforts promptly after the execution and delivery of this Commitment Letter. To assist the Arrangers in such syndication efforts, until the Syndication Date, you agree (a) to prepare and provide, and to use commercially reasonable efforts to cause the Acquired Business to prepare and provide, customary information with respect to the Borrower and its subsidiaries, the Acquired Business and the transactions contemplated hereby reasonably requested by the Arrangers in connection with the syndication of the Facility and (b) to cooperate, and to use commercially reasonable efforts to cause the Acquired Business to cooperate, with the Arrangers in connection with (i) the preparation of one or more information packages (collectively, the “Confidential Information Memorandum”) containing such information regarding the business, operations, assets, liabilities, financial position, pro forma financial statements, projections and prospects of the Borrower and its subsidiaries, the Acquired Business and the transactions contemplated hereby as shall be reasonably deemed necessary by the Arrangers to complete the syndication of the Facility, (ii) the presentation of one or more information packages reasonably acceptable in format and content to the Arrangers (collectively, the “Lender Presentation”) in a reasonable number of meetings and other communications with prospective Lenders in connection with the syndication of the Facility at times to be mutually agreed and upon reasonable notice (including through direct contact between senior management and representatives, with appropriate seniority and expertise, of the Borrower and prospective Lenders and participation of such persons in a reasonable number of meetings with prospective Lenders) and (iii) the obtaining as promptly as practicable of a public rating of the Borrower’s Index Debt from Moody’s Investor Services, Inc. (“Moody’s”) and a public rating of the Borrower’s Index Debt from Standard & Poor’s Ratings Group, a division of The McGraw Hill Corporation (“S&P”), in each case taking into account the Transactions. You will be solely responsible for the contents of the Confidential Information Memorandum, the Lender Presentation and all other information, documentation or other materials delivered to the Arrangers in connection therewith, and acknowledge that the Arrangers will be using and relying upon such information without independent verification thereof.

Notwithstanding anything to the contrary set forth in this Commitment Letter or the Fee Letter or any other agreement, the commencement or completion of any syndication of the Facility, obtaining of ratings and compliance with this Commitment Letter shall in no event constitute a condition precedent to the commitments hereunder or the funding of the Facility on the Closing Date.

You agree that information regarding the Facility and the Information provided by or on behalf of the Borrower or its affiliates to the Arrangers in connection with the Facility or the other transactions contemplated hereby (including draft and execution versions of the Credit Agreement, the Confidential Information Memorandum, the Lender Presentation, publicly filed financial statements, and draft or final offering materials relating to contemporaneous or prior securities issuances by the Borrower) may be disseminated to prospective Lenders and other persons through one or more internet sites (including an IntraLinks, SyndTrak or other electronic workspace (the “Platform”)) created for purposes of syndicating the Facility or otherwise, in accordance with the Arrangers’ standard syndication practices, and you acknowledge that neither the Arrangers nor any of their affiliates will be responsible or liable to you or any other person or entity for damages arising from the use by others of any Information or other materials obtained on the Platform.

You acknowledge that certain of the Lenders may be “public side” Lenders that do not wish to receive material non-public information within the meaning of federal, state or other applicable securities laws with respect to the Borrower, the Acquired Business, their respective affiliates or any securities of any of

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the foregoing (such information being called “MNPI” and each such Lender being called a “Public Lender”). At the request of the Arrangers, you agree to prepare, and to use your commercially reasonable efforts to cause the Acquired Business to assist in the preparation of, an additional version of the Confidential Information Memorandum and the Lender Presentation to be used by Public Lenders that does not contain MNPI. It is understood that, in connection with your assistance described above, you will provide, and use commercially reasonable efforts to cause all other applicable persons to provide, authorization letters to the Arrangers authorizing the distribution of the Information to prospective Lenders and containing a representation to the Arrangers that such versions of the Confidential Information Memorandum and the Lender Presentation do not contain MNPI. In addition, you agree upon our reasonable request clearly to designate as such all Information provided to the Arrangers by or on behalf of the Borrower, the Acquired Business or their respective affiliates that is suitable to make available to Public Lenders (it being agreed that distribution of any Information that is not so identified may be restricted by the Arrangers to Lenders that are not Public Lenders). You acknowledge and agree that the following documents may, after you shall have been given a reasonable opportunity to review them, be distributed to Public Lenders (unless you notify the Arrangers in writing prior to such distribution that any such document contains MNPI): (a) drafts and final versions of the Credit Agreement, (b) administrative materials prepared by the Arrangers for prospective Lenders (such as a lender meeting invitation, allocations and funding and closing memoranda) and (c) term sheets and notification of changes in the terms and conditions of the Facility.

4. Information.

You represent and warrant that (a) all information (other than financial projections and other forward-looking information and information of a general economic or industry nature) (the “Information”) provided by or on behalf of the Borrower or its representatives to the Commitment Parties or the Lenders in written form (including, for the avoidance of doubt, all Information set forth in the Confidential Information Memorandum) does not and will not, when furnished, contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements contained therein not materially misleading when taken as a whole and in light of the circumstances under which such statements were made (giving effect to any supplements then or theretofore furnished) and (b) the financial projections provided by or on behalf of the Borrower or its representatives to the Commitment Parties or the Lenders in connection with the Facility have been and will be prepared in good faith based upon assumptions that are believed by the Borrower to be reasonable at the time such financial projections are furnished to the Commitment Parties or the Lenders, it being understood and agreed that financial projections are not a guarantee of financial performance and are subject to significant uncertainties and contingencies, many of which are beyond the Borrower’s and/or the Acquired Business’ control, that no assurance can be given that such financial projections will be realized, that actual results may differ from financial projections and that such differences may be material; provided that, prior to the consummation of the Acquisition, such representation with respect to any Information relating to the Acquired Business or its affiliates is made only to the best of your knowledge. You agree that if at any time prior to the later of (i) the Closing Date and (ii) the Syndication Date, any of the representations in the preceding sentence would be incorrect if such Information or such financial projections were being furnished, and such representations were being made, at such time, then you will (or with respect to Information or financial projections relating to the Acquired Business, you will use commercially reasonable efforts to) promptly supplement, or cause to be supplemented, such Information or such financial projections so that such representations will be correct under those circumstances. In arranging and syndicating the Facility, the Arrangers will be entitled to use and rely on the Information and the financial projections without responsibility for independent verification thereof, and you acknowledge and agree that the Arrangers will have no obligation to conduct any independent evaluation or appraisal of the assets or liabilities of the Borrower, the Acquired Business or any other person or to advise or opine on any related solvency issues.

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5. Indemnification and Related Matters.

In connection with arrangements such as this, it is the policy of the Commitment Parties to receive indemnification. You agree to the provisions with respect to our indemnity and other matters set forth in Annex A, which is incorporated by reference into this Commitment Letter.

6. Assignments.

This Commitment Letter may not be assigned by you without the prior written consent of the Arrangers (and any purported assignment without such consent will be null and void) and, except as set forth in Annex A hereto, is intended to be solely for the benefit of the parties hereto and is not intended to confer any benefits upon, or create any rights in favor of or be enforceable by or at the request of, any person other than the parties hereto. Any Commitment Party may assign its commitment and agreements hereunder, in whole or in part, to any of its affiliates and, in the case of Citi and UBS Bank, as part of the syndication of the Facility, subject to the provisions of Section 3 hereof, to any Lender; provided that, except as contemplated by Section 3 hereof or as otherwise agreed in writing by the Borrower, in the event that, notwithstanding the satisfaction of all applicable conditions to funding, any Lender (other than a Designated Lender or another Lender approved in writing by the Borrower) shall default on its obligation to fund its commitment in respect of the Facility on the Closing Date, each of Citi and UBS Bank shall remain severally obligated to assume its ratable share of the unfunded commitment of such Lender and to fund such share of such commitment.

7. Confidentiality.

Please note that this Commitment Letter and the Fee Letter, the terms hereof and thereof and any written communications provided by, or oral discussions with, the Arrangers in connection with this arrangement are exclusively for your information and may not be disclosed by you to any other person or circulated or referred to publicly without the prior written consent of the Arrangers; provided that we hereby consent to your disclosure of (a) this Commitment Letter and the Fee Letter, the terms hereof and thereof and such communications and discussions (i) to your officers, directors, employees, partners, agents and advisors who are directly involved in the consideration of the Facility and who have been advised by you of the confidential nature of such information or (ii) pursuant to a subpoena or order issued by a court or by judicial, administrative or legislative body or committee, or as otherwise required by applicable law or compulsory legal process (in which case you agree to inform the Arrangers promptly thereof to the extent not prohibited by law) or required or requested by governmental and/or regulatory authorities, (b) this Commitment Letter and the terms hereof, and a version of the Fee Letter that shall have been redacted in a manner reasonably acceptable to the Arrangers (but not any of the other terms of the Fee Letter), to the Acquired Company and to the Acquired Company’s officers, directors, employees, partners, agents and advisors who are directly involved in the consideration of the Facility and who have been advised of the confidential nature of such information, (c) information regarding the Facility (but not the Fee Letter or the terms thereof) in any prospectus or other offering memorandum relating to the offering of the Notes or any filing with the Securities and Exchange Commission or any other governmental authority in connection with the Acquisition (provided, that the Borrower may include the aggregate amount payable as fees under the Fee Letter as part of aggregate transaction expenses in a customary sources and uses disclosure in any such filing) and (d) information regarding the Facility and the related transactions (but not the Fee Letter or the terms thereof) to Moody’s and S&P on a confidential basis after consultation with the Arrangers. Notwithstanding the foregoing, following your acceptance hereof, the Commitment Letter (but not the Fee Letter) may be filed with the Securities and Exchange Commission, and thereafter the foregoing restrictions on the disclosure of the Commitment Letter shall no longer apply.

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Each Commitment Party will treat as confidential all confidential information provided to it by or on behalf of the Borrower or the Acquired Business hereunder; provided, that nothing herein shall prevent the Commitment Parties from disclosing any such information (i) to any Lenders or participants or prospective Lenders or participants or to any direct or indirect contractual counterparties to any swap or derivative transaction relating to the Borrower or its obligations under the Facility (collectively, “Specified Counterparties”), (ii) to its affiliates and its and their respective officers, directors, members, partners, agents, advisors, employees and representatives on a confidential and need-to-know basis, (iii) pursuant to a subpoena or order issued by a court or by a judicial, administrative or legislative body or committee, or as otherwise required by applicable law or compulsory legal process or required or requested by governmental and/or regulatory authorities, including any self-regulatory organization (in which case such Commitment Party agrees to inform the Borrower promptly thereof to the extent not prohibited by law, except to the extent in connection with a request from a regulatory authority having jurisdiction over it or its affiliates), (iv) as requested by any state, federal or foreign authority or examiner regulating banks or banking or otherwise having jurisdiction over such Commitment Party or its affiliates, (v) in connection with the exercise of any remedies hereunder or any suit, action or proceeding relating to this Commitment Letter or the Fee Letter, or enforcement hereof or thereof, or the assertion of any due diligence defense, (vi) to the extent such confidential information is publicly available or becomes publicly available other than as a result of a breach of this provision, (vii) provided to it from a source, other than the Borrower, the Acquired Business or their respective affiliates, which is not to such Commitment Party’s knowledge subject to any confidentiality or fiduciary obligation to the Borrower or the Acquired Business with respect to such information, (viii) to Moody’s and S&P and other rating agencies or to market data collectors or similar service providers to the lending industry and service providers to the Arrangers and the Lenders in connection with the administration and management of the Facility; provided that such information is limited to Annex B and Annex C hereto and is supplied only on a confidential basis, and (ix) to the extent that such information was already in the Commitment Parties’ possession (other than as a result of any Commitment Party being provided such information by or on behalf of the Borrower or the Acquired Business hereunder) or is independently developed by the Commitment Parties; provided, that the disclosure of any such information to any Lenders or prospective Lenders or participants or prospective participants or Specified Counterparties referred to above shall be made subject to the acknowledgment and acceptance by such Lender or prospective Lender or participant or prospective participant or Specified Counterparty that such information is being disseminated on a confidential basis in accordance with the standard syndication process of the Arrangers or customary market standards for dissemination of such types of information, subject to customary confidentiality restrictions that are no less restrictive in any material respect than those in this paragraph; and provided, further, that the foregoing obligations of the Commitment Parties shall remain in effect until the earlier of (i) 18 months from the date hereof and (ii) the execution and delivery of the Credit Agreement by the parties thereto, at which time any confidentiality undertaking in the Credit Agreement shall supersede the provisions in this paragraph. Notwithstanding the foregoing, following your filing of the Commitment Letter with the Securities and Exchange Commission, the foregoing restrictions shall no longer apply insofar (and only insofar) as they relate to the disclosure of this Commitment Letter and the terms hereof.

Notwithstanding anything herein to the contrary, the Borrower (and each employee, representative or other agent of the Borrower) may disclose to any and all persons, without limitation of any kind, the tax treatment and tax structure of the Facility and all materials of any kind (including opinions or other tax analyses) that are provided to the Borrower relating to such tax treatment and tax structure. However, any information relating to the tax treatment or tax structure will remain subject to the confidentiality provisions hereof (and the foregoing sentence will not apply) to the extent reasonably necessary to enable the parties hereto, their respective affiliates and their respective affiliates’ directors and employees to comply with applicable securities laws. For this purpose, “tax treatment” means U.S. federal or state income tax treatment, and “tax structure” is limited to any facts relevant to the U.S. federal income tax

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treatment of the transactions contemplated by this Commitment Letter but does not include information relating to the identity of the parties hereto or any of their respective affiliates.

8. Absence of Fiduciary Relationship; Affiliates; Etc.

As you know, each of the Arrangers (together with their affiliates, the “Arranger Parties”), is a full service financial institution engaged, either directly or through its affiliates, in a broad array of activities, including commercial and investment banking, financial advisory, market making and trading, investment management (both public and private investing), investment research, principal investment, financial planning, benefits counseling, risk management, hedging, financing, brokerage and other financial and non-financial activities and services globally. In the ordinary course of their various business activities, each of the Arranger Parties and funds or other entities or persons in which each of the Arranger Parties co-invests may at any time purchase, sell, hold or vote long or short positions and investments in securities, derivatives, loans, commodities, currencies, credit default swaps and other financial instruments for their own account and for the accounts of their customers. In addition, each of the Arranger Parties may at any time communicate independent recommendations and/or publish or express independent research views in respect of such assets, securities or instruments. Any of the aforementioned activities may involve or relate to assets, securities and/or instruments of the Borrower, the Acquired Business, their respective affiliates and other entities and persons that may be involved in transactions arising from or relating to the arrangement contemplated by this Commitment Letter or have other relationships with the Borrower, the Acquired Business or their respective affiliates. In addition, each of the Arranger Parties may provide investment banking, commercial banking, underwriting and financial advisory services to such other entities and persons. The arrangement contemplated by this Commitment Letter may have a direct or indirect impact on the investments, securities or instruments referred to in this paragraph, and employees working on the financing contemplated hereby may have been involved in originating certain of such investments and those employees may receive credit internally therefor. Although the Arranger Parties in the course of such other activities and relationships may acquire information about the transactions contemplated by this Commitment Letter or other entities and persons that may be the subject of the financing contemplated by this Commitment Letter, none of the Arranger Parties shall have any obligation to disclose such information, or the fact that such Arranger Party is in possession of such information, to you or any of your affiliates or to use such information on your or your affiliates’ behalf.

Consistent with the policies of each of the Arranger Parties to hold in confidence the affairs of its customers, neither of the Arranger Parties will furnish confidential information obtained from you by virtue of the transactions contemplated by this Commitment Letter to any of its other customers. Furthermore, you acknowledge that the Arranger Parties and their respective affiliates have no obligation to use in connection with the transactions contemplated by this Commitment Letter, or to furnish to you, confidential information obtained or that may be obtained by them from any other person.

Each of the Arranger Parties may have economic interests that conflict with yours or those of your equityholders or affiliates. You agree that each of the Arranger Parties will act under this Commitment Letter as an independent contractor and that nothing in this Commitment Letter or the Fee Letter will be deemed to create an advisory, fiduciary or agency relationship or fiduciary or other implied duty between either Arranger Party, on the one hand, and you or your equityholders or affiliates, on the other hand with respect to the financing transactions contemplated hereby. You acknowledge and agree that the financing transactions contemplated by this Commitment Letter and the Fee Letter (including the exercise of rights and remedies hereunder and thereunder) are arm’s-length commercial transactions between each of the Arranger Parties, on the one hand, and you, on the other hand, and in connection therewith and with the process leading thereto, (a) neither of the Arranger Parties has assumed advisory or fiduciary responsibilities in favor of you or your equityholders or affiliates with respect to the financing

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transactions contemplated hereby (or the exercise of rights or remedies with respect thereto) or the process leading thereto (irrespective of whether any Arranger Party has advised, is currently advising or will advise you or your equityholders or affiliates on other matters) or any other obligation to you, except the obligations expressly set forth in this Commitment Letter and the Fee Letter and (b) each of the Arranger Parties is acting solely as a principal and not as an agent or fiduciary of you or your management, equityholders, affiliates, creditors or any other person in connection with the financing transactions contemplated by this Commitment Letter and the Fee Letter. You acknowledge and agree that you have consulted your own legal and financial advisors to the extent you deemed appropriate and that you are responsible for making your own independent judgment with respect to such financing transactions and the process leading thereto. You agree that you will not claim that either of the Arranger Parties has rendered advisory services of any nature or respect, or owes a fiduciary or similar duty to you, in connection with such financing transactions or the process leading thereto. As you know, Citi has been retained by you as financial advisor, and, prior to the date hereof, UBS had been retained by you as financial advisor (each, in such capacity, the “Financial Advisors”) in connection with the Acquisition.  You agree not to assert any claim you might allege based on any actual or potential conflicts of interest that might be asserted to arise or result from, on the one hand, the engagement of the Financial Advisors and, on the other hand, the Arranger Parties and their affiliates’ relationships with you as described and referred to herein. In addition, the Arranger Parties may employ the services of their affiliates in providing services and/or performing their obligations hereunder and may exchange with such affiliates information concerning the Borrower, the Acquired Business and other entities or persons that may be the subject of this arrangement, and such affiliates will be entitled to the benefits afforded to the Arranger Parties hereunder.

In addition, please note that the Arranger Parties do not provide accounting, tax or legal advice.

9. Miscellaneous.

The Commitment Parties’ commitments and agreements hereunder will automatically terminate upon the first to occur of (a) the consummation of the Acquisition, (b) the termination of the Merger Agreement or the public announcement by you of your intention not to proceed with the Acquisition, (c) the execution of the Credit Agreement by the parties thereto and (d) the End Date (as defined in the Merger Agreement as in effect on the date hereof).

The provisions set forth under Sections 5 (including Annex A), 7 and 8 hereof and this Section 9 and the provisions of the Fee Letter will remain in full force and effect notwithstanding the expiration or termination of this Commitment Letter or the commitments and agreements hereunder; provided that your and our obligations under this Commitment Letter (other than those under Sections 3, 4, 7 (solely as it relates to restrictions on your disclosure of the Fee Letter), 8 and, to the extent applicable, this Section 9 and the provisions of the Fee Letter, all of which shall survive), shall automatically terminate and be of no further force and effect (and, if applicable, shall be superseded by the Credit Agreement) on the date the Credit Agreement is executed, and you and we shall be automatically released from all liability hereunder in connection therewith at such time (provided, that Section 5 (including Annex A) will so terminate and be superseded only to the extent the Credit Agreement contains provisions affording the Commitment Parties rights to expense reimbursement and indemnity not less comprehensive than those provided for in such Section 5).

Each party hereto agrees, for itself and its affiliates, that any suit, action or proceeding arising in respect of this Commitment Letter or the Commitment Parties’ commitments or agreements hereunder or the Fee Letter brought by it or any of its affiliates shall be brought, and shall be heard and determined, exclusively in any Federal court of the United States of America sitting in the Borough of Manhattan or, if that court does not have subject matter jurisdiction, in any state

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court located in the City and County of New York. Each of the parties hereto hereby irrevocably and unconditionally submits, for itself and its property, to the jurisdiction of, and to venue in, such court and irrevocably and unconditionally waives any objection which it may now or hereafter have to the laying of venue of any suit, action or proceeding arising in respect of this Commitment Letter or the Commitment Parties’ commitments or agreements hereunder or the Fee Letter in any such court and any defense of any inconvenient forum to the maintenance of any such suit, action or proceeding in any such court. Each of the parties hereto agrees that a final judgment in any such suit, action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by law. Service of any process, summons, notice or document by registered mail or overnight courier addressed to any of the parties hereto at the addresses above (and, in the case of service upon the Borrower, with a copy delivered by registered mail or overnight courier addressed to Aetna Inc., 151 Farmington Avenue, Hartford, CT 06156, Attention: General Counsel) shall be effective service of process against such party for any such suit, action or proceeding brought in any court. Any right to trial by jury with respect to any suit, action or proceeding arising in connection with or as a result of either the Commitment Parties’ commitments or agreements hereunder or the Fee Letter or any matter referred to in this Commitment Letter or the Fee Letter is hereby irrevocably and unconditionally waived by the parties hereto. This Commitment Letter and the Fee Letter will be governed by and construed in accordance with the laws of the State of New York without regard to principles of conflicts of laws; provided that (a) the interpretation of the definition of Company Material Adverse Effect and whether there shall have occurred a Company Material Adverse Effect, (b) whether the Acquisition has been consummated as contemplated by the Merger Agreement and (c) whether the representations and warranties made by the Acquired Company in the Merger Agreement are accurate and whether as a result of any inaccuracy thereof the Borrower has the right to terminate its obligations under the Merger Agreement or not to consummate the Acquisition, shall be determined in accordance with the laws of the State of Delaware without regard to principles of conflicts of laws that would result in the application of the laws of another jurisdiction.

The Arrangers hereby notify you that pursuant to the requirements of the USA PATRIOT Act (Title III of Pub. L. 107-56 (signed into law October 26, 2001)) (the “Patriot Act”) the Arrangers and each Lender may be required to obtain, verify and record information that identifies the Borrower, which information includes the name and address of the Borrower and other information that will allow the Arrangers and each Lender to identify the Borrower in accordance with the Patriot Act. This notice is given in accordance with the requirements of the Patriot Act and is effective for the Arrangers and each Lender.

This Commitment Letter may be executed in any number of counterparts, each of which when executed will be an original, and all of which, when taken together, will constitute one agreement. Delivery of an executed counterpart of a signature page of this Commitment Letter by facsimile transmission or electronic transmission (in pdf format) will be effective as delivery of a manually executed counterpart hereof. This Commitment Letter and the Fee Letter are the only agreements that have been entered into among the parties hereto with respect to the Facility and set forth the entire understanding of the parties hereto with respect thereto and supersede any prior written or oral agreements between the parties hereto with respect to the Facility. This Commitment Letter may not be amended, and no term or provision hereof may be waived or modified, except by an instrument in writing signed by each of the parties hereto; provided, that any amendment, waiver or modification that affects only the rights or obligations of Citi and UBS may be effected by the Borrower and Citi and UBS without the consent of any other Commitment Party. The Fee Letter may not be amended, and no term or provision thereof may be waived or modified, except by an instrument in writing signed by each of the parties thereto.

[Remainder of page intentionally left blank]

10

Please confirm that the foregoing is in accordance with your understanding by signing and returning to the Arrangers the enclosed copy of this Commitment Letter, together, if not previously executed and delivered, with the Fee Letter, on or before the close of business on July 3, 2015, whereupon this Commitment Letter and the Fee Letter will become binding agreements between Citi, UBS and you. If this Commitment Letter and the Fee Letter have not been signed and returned as described in the preceding sentence by such date, this offer will terminate on such date. We look forward to working with you on this transaction.

Very truly yours,

CITIGROUP GLOBAL MARKETS INC.

By:	/s/ Maureen Maroney
Name: Maureen R. Maroney Title: Authorized Signatory

UBS SECURITIES LLC

By:	/s/ Luke Bartolone
Name: Luke Bartolone Title: Director

By:	/s/ David W. Barth
Name: David W. Barth Title: Managing Director Leveraged Capital Markets

UBS AG, STAMFORD BRANCH

By:	/s/ Luke Bartolone
Name: Luke Bartolone Title: Director

By:	/s/ David W. Barth
Name: David W. Barth Title: Managing Director Leveraged Capital Markets

[Signature Page to Commitment Letter]

ACCEPTED AND AGREED AS OF
THE DATE FIRST SET FORTH ABOVE:

AETNA INC.

By:	/s/ David Buda
Name: David Buda Title: Vice President, Finance and Treasurer

[Signature Page to Commitment Letter]

ANNEX A

You agree to indemnify and hold each Indemnified Person (as defined below) harmless against (and, in the case of expenses, to reimburse each Indemnified Person as the same are incurred for, promptly following written demand thereof) any and all losses, claims, damages, liabilities and expenses to any person, including you, the Acquired Business or any of your or its equityholders or affiliates, and any reasonable out-of-pocket legal and other expenses, in each case arising out of any investigation, litigation, claim or proceeding in connection with or as a result of the transactions contemplated by this Commitment Letter or the Fee Letter (together the “Letters” (whether or not such investigation, litigation, claim or proceeding is brought by you, the Acquired Business or any of your or its equityholders, affiliates or creditors or any Indemnified Person and whether or not any Indemnified Person is otherwise a party thereto), except to the extent that (and only for so long as) such loss, claim, damage, liability or related expense (a) has been found by a judgment of the highest court of competent jurisdiction to have considered such matter to have resulted from the bad faith, gross negligence or willful misconduct of such Indemnified Person (or any of its controlling persons or subsidiaries of controlling persons or any of their or such Indemnified Person’s partners, members, directors, agents, employees or controlling persons) in performing the services that are the subject of the Letters, or the material breach of the material agreements of such Indemnified Person set forth in one or both of the Letters or (b) arises out of or is in connection with any claim, litigation, loss or proceeding not involving an act or omission of you or any of your affiliates or related parties or the Acquired Business and that is brought by an Indemnified Person against another Indemnified Person (other than against any of the Arrangers, the Administrative Agent or other bookrunner in their capacities as such). If for any reason the foregoing indemnification is unavailable to any Indemnified Person or insufficient to hold it harmless, then you will contribute to the amount paid or payable by such Indemnified Person as a result of such loss, claim, damage or liability in such proportion as is appropriate to reflect (a) the relative economic interests of (i) you, the Acquired Business and your and its equityholders and affiliates, on the one hand and (ii) such Indemnified Person on the other hand, in the matters contemplated by the Letters, and if (but only if and to the extent) the allocation provided for in the immediately preceding clause (a) is for any reason held to be unenforceable, (b) the relative fault of (1) you, the Acquired Business and your and its equityholders and affiliates, on the one hand and (2) such Indemnified Person on the other hand, with respect to such loss, claim, damage or liability and any other relevant equitable considerations. Your reimbursement, indemnity and contribution obligations under this paragraph shall be in addition to any liability or obligation that you may otherwise have, shall extend upon the same terms and conditions to each affiliate of each Commitment Party and the partners, members, directors, agents, employees and controlling persons and subsidiaries of such controlling persons, as the case may be, of such Commitment Party and each such affiliate (collectively, the “Indemnified Persons”), and will be binding upon and inure to the benefit of any successors, assigns, heirs and personal representatives of you, such Commitment Party, each such affiliate and any such person. You will not be required to indemnify the Indemnified Persons for any amount paid or payable by the Indemnified Persons in the settlement of any action, proceeding or investigation without your written consent (such consent not to be unreasonably withheld), but you agree to indemnify and hold harmless each Indemnified Person from and against any loss or liability by reason of the settlement of any claim or action with your consent. You shall not settle any such claim or action without the prior written consent of the applicable Indemnified Persons (such consent not to be unreasonably withheld) unless such settlement provides for a full and unconditional release of all liabilities arising out of such claim or action against such Indemnified Persons. You also agree that none of the Indemnified Persons will have any liability to you or any person asserting claims on behalf of or in right of you in connection with or as a result of either this arrangement or any matter referred to in the Letters, except, in the case of any such liability to you, to the extent that (and only for so long as) any losses, claims, damages, liabilities or expenses incurred by you have been found by a judgment of the highest court of competent jurisdiction to have considered such matter to have resulted from the bad faith, gross negligence or willful misconduct of such Indemnified Person (or any of its controlling persons or subsidiaries of controlling persons or any of their or such Indemnified Person’s

Annex A-1

partners, members, directors, agents, employees or controlling persons) in performing the services that are the subject of the Letters, or the material breach of the material agreements of such Indemnified Person set forth in the Letters; provided, however, that in no event will you or any Indemnified Person have any liability for any indirect, special, consequential or punitive damages in connection with or as a result of the transactions contemplated by the Letters (it being agreed, however, that your indemnity and contribution obligations, as set forth in the preceding provisions of this Annex A, will apply in respect of any indirect, special, consequential or punitive damages that may be awarded against any Indemnified Person).

Notwithstanding the foregoing, (x) the Borrower’s obligation to reimburse legal expenses shall be limited to the fees, charges and disbursements of one counsel for all Indemnified Persons (and, if reasonably necessary, one local counsel plus one specialist counsel in, respectively, any relevant jurisdiction or applicable specialty), which, if the Arrangers or their affiliates shall be parties or potential parties to any such action or proceeding, shall be selected by the Arrangers, and, solely in the case of an actual or potential conflict of interest affecting any Indemnified Person or Indemnified Persons, of one additional counsel (and if reasonably necessary, one local counsel plus one specialist counsel in, respectively, any relevant jurisdiction or applicable specialty) for the affected Indemnified Person or Indemnified Persons and (y) to the extent that it is found by a judgment of the highest court of competent jurisdiction to have considered such matter that an Indemnified Person is not entitled to indemnification because such loss, claim, damage or liability resulted from the bad faith, gross negligence or willful misconduct of such Indemnified Person (or any of its controlling persons or subsidiaries of controlling persons or any of their or such Indemnified Person’s partners, members, directors, agents, employees or controlling persons) in performing the services that are the subject of the Letters, or the material breach of the material agreements of such Indemnified Person set forth in one or both of the Letters, then such Indemnified Person will refund to the Borrower any portion of the reimbursed amounts that is attributable to expenses incurred in relation to the act or omission of such Indemnified Person which is the subject of such finding; provided, that any amount so refunded shall be returned by the Borrower if such finding is overturned by a higher court.

The provisions of this Annex A will survive any termination or completion of the arrangement provided by the Letters.

Annex A-2

ANNEX B

Project Element
Summary of the Facility

This Summary outlines certain terms of the Facility referred to in the Commitment Letter, of which this Annex B is a part. Capitalized terms used but not defined in this Annex B have the meanings given thereto in the Commitment Letter.

Borrower:	Aetna Inc., a Pennsylvania corporation (the “Borrower”).

Joint Lead Arrangers and Joint Bookrunners:	Citigroup Global Markets, Inc. (“CGMI”) and UBS Securities LLC (“UBS Securities” and, together with CGMI, the “Arrangers”).

Sole Administrative Agent:	Citibank, N.A. (in such capacity, the “Administrative Agent”).

Sole Syndication Agent:	UBS Securities.

Lenders:	Banks and other financial institutions selected by the Arrangers and the Borrower in accordance with the Commitment Letter (each, a “Lender” and, collectively, the “Lenders”).

Transactions:	The Borrower intends to acquire (the “Acquisition”) all the issued and outstanding equity interests in an entity previously identified to us and codenamed “Hydrogen” (the “Acquired Company” and, together with its subsidiaries, the “Acquired Business”) pursuant to the Agreement and Plan of Merger, dated as of July 2, 2015, among Aetna Inc., Echo Merger Sub, Inc., Echo Merger Sub, LLC and Humana Inc. (together with the exhibits and schedules thereto, the “Merger Agreement”) for consideration consisting of shares of the Borrower’s common stock and cash. The cash consideration payable in the Acquisition and expenses incurred in connection with the Transactions (as defined below) will be obtained from (a) available cash of the Borrower and the Acquired Business in the amount of approximately $3,300,000,000 and (b) the issuance or incurrence by the Borrower of $16,200,000,000 in aggregate principal amount of any combination of (x) its senior notes (the “Notes”) pursuant to a registered public offering or Rule 144A or other private placement (the “Notes Offering”), (y) its senior unsecured term loans (the “Term Loans”) and/or (z) its commercial paper issued to finance the Acquisition (the “Commercial Paper”) or, in the event $16,200,000,000 in aggregate principal amount of any combination of the Notes, the Term Loans and/or the Commercial Paper has not been issued on or prior to the Closing Date (as defined below), borrowings by the Borrower under the Facility described herein. The acquisition and the other transactions described in this paragraph are collectively referred to as the “Transactions”.

Facility:	A senior bridge loan facility in an aggregate principal amount of up to $16,200,000,000, less the amount of any reductions of the commitments on or prior to the Closing Date as set forth under “Optional Commitment Reductions and Prepayments” and “Mandatory Commitment Reductions and Prepayments” below (the

“Facility”).

Purpose/Use of Proceeds:	The proceeds of the Loans under the Facility (the “Loans”) will be used on the Closing Date, together with available cash of the Borrower and the Acquired Business and any proceeds from the issuance of the Notes, the Term Loans and/or the Commercial Paper prior to the Closing Date, to pay the cash portion of the consideration under the Merger Agreement and to pay fees and expenses incurred in connection with the Transactions.

Closing Date:	The date on or before the date on which the Acquisition is consummated (the “Closing Date”).

Availability:	Loans will be available in a single drawing on the Closing Date. The Loans will be available in U.S. dollars.

Maturity:	The Loans will mature on the day that is 364 days after the Closing Date.

Ranking:	The Loans will be unsecured and will rank pari passu in right of payment with all other unsecured senior obligations of the Borrower.

Pricing:	As set forth on Schedule I to this Annex B.

Optional Commitment Reductions and Prepayments:	Commitments may be terminated in whole or reduced in part, at the option of the Borrower, at any time without premium or penalty, upon three business days’ written notice, in minimum amounts and multiples to be agreed.

Loans may be prepaid, in whole or in part, at the option of the Borrower, at any time without premium or penalty (except LIBOR breakage costs), upon two business days’ written notice, in minimum amounts and multiples to be agreed.

Mandatory Commitment Reductions and Prepayments:	Commitments under the Facility will be reduced, and Loans will be required to be prepaid within three business days following the receipt of the applicable proceeds, in an aggregate amount equal to:

(a) Without duplication of clause (d) below, 100% of the net cash proceeds received by the Borrower or any of its subsidiaries from the issuance of the Notes, the Term Loans and the Commercial Paper or any Debt Incurrence (as defined below) after the date of the Commitment Letter to which this Annex B is attached (the “Commitment Letter”), whether before or after the Closing Date;

(b) 100% of the net cash proceeds received by the Borrower from any Equity Issuance (as defined below) after the date of the

Annex B-2

Commitment Letter, whether before or after the Closing Date;

(c) 100% of the net cash proceeds in excess of $300,000,000 received by the Borrower or any of its subsidiaries from any sale or other disposition of assets (including proceeds from the sale of equity interests in any subsidiary of the Borrower to a third party) consummated after the date of the Commitment Letter, whether before or after the Closing Date, subject to customary 180-day reinvestment rights and exceptions for (i) dispositions in the ordinary course of business (including ordinary course sales of investments in the investment portfolios of the Borrower and its subsidiaries), (ii) dispositions by regulated insurance subsidiaries to the extent that, notwithstanding the use of commercially reasonable efforts by the Borrower and such subsidiaries, regulatory approvals required for the upstreaming of the proceeds to the Borrower cannot be obtained and (iii) such other exceptions as the Arrangers and the Borrower may agree upon; and

(d) 100% of the committed amount of any term loan credit facility entered into for the purpose of financing the Transactions (such reduction to occur automatically upon the effectiveness of definitive documentation for such term loan credit facility and receipt by the Arrangers of a notice from the Borrower that such term loan credit facility constitutes a Qualifying Term Loan Facility (as defined below)).

“Qualifying Term Loan Facility” shall mean a term loan facility entered into by the Borrower for the purpose of financing the Transactions that is subject to conditions precedent to funding and limitations on assignments prior to the Closing Date that are no less favorable to the Borrower than the conditions set forth herein to the funding of the Facility, as determined by the Borrower.

“Debt Incurrence” means any incurrence of debt for borrowed money by the Borrower or any of its subsidiaries, whether pursuant to a public offering or in a Rule 144A or other private placement of debt securities (including debt securities convertible into equity securities) or incurrence of loans under any loan or credit facility, other than (a) debt under the Existing Credit Agreement (as defined below) in an amount equal to the commitments thereunder in effect on the date hereof plus one or more commitment increases after the date hereof not to exceed $1,000,000,000 in the aggregate (including through an amendment or an amendment and restatement of the Existing Credit Agreement), (b) refinancings of the Borrower’s existing senior notes due at any time during 2017, including its 5.95% Senior Notes due March 15, 2017, its 1.75% Senior Notes due May 15, 2017, and its 1.50% Senior Notes due November 15, 2017, (c) intercompany debt, (d) issuances of commercial paper (other than, for the avoidance of doubt, the Commercial Paper), (e) capital leases, (f) purchase money indebtedness incurred in the ordinary course, (g) working capital facilities of foreign subsidiaries of the Borrower to be agreed upon,

Annex B-3

(h) overdraft facilities and (i) a $100,000,000 general basket (collectively, “Excluded Debt”).

“Equity Issuance” means any issuance of equity or equity-linked securities by the Borrower, whether pursuant to a public offering or in a Rule 144A or other private placement, other than (a) issuances of securities pursuant to employee and/or director stock plans or employee and/or director compensation plans and (b) the issuance of common stock, options, units and/or other equity interests of the Borrower to shareholders and/or employees of the Acquired Company as provided in the Merger Agreement.

Documentation:	The Facility will be documented under a credit agreement (the “Credit Agreement”) based on and substantially similar to the Borrower’s existing Five-Year Credit Agreement dated as of March 27, 2012 as amended though the date hereof (the “Existing Credit Agreement”), modified as appropriate to reflect the terms and conditions set forth herein and in Annex C to the Commitment Letter and as appropriate in view of the structure and intended use of the Facility and the operational requirements of the Administrative Agent, and containing representations and warranties, affirmative and negative covenants, a financial covenant and events of default substantially the same as the Existing Credit Agreement (including, for the avoidance of doubt, as to baskets, materiality thresholds and grace periods). The documentation will include a “most favored nations” provision under which the Credit Agreement will incorporate covenants and events of default agreed to by the Borrower after the date hereof in other syndicated bank credit facilities that are not included in the Credit Agreement or are more restrictive than the corresponding provisions of the Credit Agreement.

Representations and Warranties:	To include (and be limited to) corporate existence and power; corporate and governmental authorization in connection with the Transactions; no contravention by the Transactions of organizational documents, laws or agreements; enforceability; financial statements (including (i) a representation that pro forma financial statements delivered by the Borrower have been prepared in good faith based on assumptions believed to be reasonable and fairly present the Borrower’s pro forma financial condition and results and (ii) a representation that financial projections delivered by the Borrower have been prepared in good faith based on assumptions believed to be reasonable) and absence of material adverse change; absence of material litigation (including in connection with the Transactions); ERISA matters; compliance with laws and agreements; Investment Company Act; Federal Reserve margin regulations; full disclosure; solvency on a consolidated basis as of the Closing Date; taxes; Patriot Act; Anti-Corruption Laws and Sanctions.

Affirmative and Negative Covenants:	To include (and be limited to) delivery of financial statements and other notices and information; conduct of business and maintenance of existence and insurance; limitation on liens; consolidations,

Annex B-4

mergers and sales of assets; use of proceeds; compliance with laws (including Federal Reserve margin regulations, Anti-Corruption Laws and Sanctions); inspection of property, books and records; payment of obligations; and a covenant limiting restricted payments, with exceptions for the payment of regular cash dividends, share repurchases pursuant to share repurchase programs announced by the Borrower in an aggregate amount not to exceed $2,500,000,000 and special cash dividends in an aggregate amount not to exceed $1,000,000,000.

Financial Covenant:	Limited to a maximum ratio of consolidated total indebtedness to adjusted consolidated capitalization (defined as the sum of consolidated total indebtedness and adjusted consolidated net worth) at each quarter end not to exceed 0.50 to 1.00.

Adjusted consolidated net worth will exclude (a) any adjustment recorded to reflect the overfunded or underfunded status of the Borrower’s defined benefit pension and other post retirement plans in accordance with ASC 715, and (b) any net unrealized capital gains and losses, in each case as reflected in the Borrower’s consolidated balance sheets.

Events of Default:	To include (and be limited to) nonpayment of principal when due; nonpayment of interest or fees within five business days of due date; violation of covenants (subject to grace periods in the case of certain affirmative covenants and the limitation on liens); inaccuracy of representations and warranties in any material respect when made or deemed made; payment default or default resulting in or permitting acceleration in respect of indebtedness of $100,000,000 or more; bankruptcy or insolvency events; change in control; undischarged judgments in excess of $50,000,000; and certain ERISA events.

Conditions Precedent to Funding:	The obligations of the Lenders to make the Loans will be subject only to the conditions precedent referred to in Section 2 of the Commitment Letter and in Annex C thereto.

Assignments and Participations:	Lenders may assign all or, in an amount not less than $5,000,000, any part of, their loans and commitments under the Facility to their affiliates (other than the Borrower, its affiliates and natural persons), approved funds or one or more banks, financial institutions or other entities, subject to the consent of the Administrative Agent and the Borrower, in each case not to be unreasonably withheld or delayed; provided that assignments made after the Closing Date to affiliates of Lenders (other than natural persons), approved funds or other Lenders will not be subject to the above described consent or minimum assignment amount requirements. Upon such assignment, the assignee will become a Lender for all purposes under the Credit Agreement. A $3,500 processing fee will be required in connection with any such assignment, with exceptions to be agreed. The Lenders will also have the right to sell participations without restriction,

Annex B-5

subject to customary limitations on voting rights, in their loans and commitments under the Facility.

Notwithstanding the foregoing, prior to the achievement of a Successful Syndication, assignments may be made in accordance with the procedures set forth in the Commitment Letter.

Requisite Lenders:	Lenders holding a majority in interest of the commitments and Loans under the Facility or, where provided in the Existing Credit Agreement, all Lenders or all affected Lenders.

Yield Protection:	The Credit Agreement will contain provisions substantially similar to those in the Existing Credit Agreement (a) protecting the Administrative Agent and the Lenders against increased costs or loss of yield resulting from changes in reserve, capital adequacy and capital or liquidity requirements (or their interpretation), illegality, unavailability and other requirements of law and the imposition of or changes in certain withholding or other taxes and (b) indemnifying the Lenders for “breakage costs” incurred in connection with prepayments of or the failure to borrow Loans bearing interest determined by reference to LIBOR on a day other than the last day of an interest period with respect thereto. For all purposes of the Credit Agreement, (i) the Dodd-Frank Wall Street Reform and Consumer Protection Act and all requests, rules, guidelines and directives promulgated thereunder and (ii) all requests, rules, guidelines or directives promulgated by the Bank for International Settlements, the Basel Committee on Banking Supervision (or any successor or similar authority) or the United States regulatory authorities, in each case, pursuant to Basel III, shall be deemed introduced or adopted after the Closing Date.

Defaulting Lenders:	The Credit Agreement will contain provisions relating to “Defaulting Lenders” substantially similar (to the extent applicable) as those in the Existing Credit Facility.

Indemnity and Expense Reimbursement:	The Credit Agreement will contain provisions relating to indemnity, expense reimbursement, exculpation and related matters substantially similar to those in the Existing Credit Facility and as otherwise agreed by the Borrower and the Arrangers.

Governing Law and Jurisdiction:	The Credit Agreement and other loan documentation will be governed by New York law (subject to exceptions corresponding to those set forth in the third paragraph of Section 9 of the Commitment Letter). Each of the parties thereto will submit to the exclusive jurisdiction and venue of the federal and state courts of the State of New York and will waive any right to trial by jury.

Annex B-6

Counsel to the Arrangers and the Administrative Agent:	Shearman & Sterling LLP.

Annex B-7

SCHEDULE I TO ANNEX B

CONFIDENTIAL

Interest Rates:	The interest rates for borrowings under the Facility will be, at the option of the Borrower, (i) LIBOR or (ii) Base Rate, plus, in each case, the applicable LIBOR Margin or Base Rate Margin depending upon the ratings (the “Ratings”) of the Index Debt by Moody’s Investor Services, Inc. (“Moody’s”), Standard & Poor’s Ratings Group, a division of The McGraw Hill Corporation (“S&P”) and Fitch Ratings Ltd. (“Fitch”), as set forth in the Facility Pricing Grid below; provided that the applicable margins at each Pricing Level in such Facility Pricing Grid will increase by 25 basis points on the 90th day following the Closing Date and by an additional 25 basis points each 90th day thereafter while Loans remain outstanding under the Facility.

“LIBOR” means the London interbank offered rate (which shall not be less than 0%).

“Base Rate” means, for any day, a rate per annum equal to the highest of (i) the Prime Rate for such day, (ii) the sum of the Federal Funds Effective Rate on such day plus 1/2 of 1.00% per annum and (iii) the sum of LIBOR on such day for an interest period of one month plus 1.00% per annum; provided that Prime Rate shall not be less than 0.0%.

“Index Debt” means long-term indebtedness of the Borrower for borrowed money that is not subordinated to any other indebtedness for borrowed money and is not secured or supported by a guarantee, letter of credit or other form of credit enhancement.

The Borrower may elect interest periods of one, two, three or six months for LIBOR loans.

Calculation of interest shall be on the basis of actual days elapsed in a year of 360 days (or 365 or 366 days, as the case may be, in the case of Base Rate loans based on the Prime Rate). Interest shall be payable at the end of each applicable interest period (and at three-month intervals in the case of interest periods exceeding three months) on LIBOR loans and quarterly on Base Rate loans.

Default Rate:	With respect to overdue principal, the applicable interest rate plus 2.00% per annum and, with respect to any other overdue amount, the interest rate applicable to Base Rate loans plus 2.00% per annum.

Commitment Fees:	The Borrower will pay to each Lender a Commitment Fee of 0.10% per annum (computed on the basis of the actual number of days elapsed in a year of 360 days) on the amount of its commitment from time to time under the Facility, commencing upon the later to occur of (i) the 90th day following the execution and delivery of the Commitment Letter and (ii) the date of execution and delivery of the Credit Agreement. Commitment Fees will be payable quarterly in arrears and on the Closing Date or any earlier date on which the commitments terminate.

Duration Fees:	The Borrower will pay to each Lender on each of the dates set forth

Schedule I to Annex B-1

	below a Duration Fee equal to the applicable percentage set forth below of the aggregate principal amount of such Lender’s Loans outstanding on such date:

	Date		Duration Fee Percentage
	90 days after the Closing Date		0.50%
	180 days after the Closing Date		0.75%
	270 days after the Closing Date		1.00%
Facility Pricing Grid (bps per annum):		Ratings (Moody’s/S&P/Fitch)	LIBOR Margin	Base Rate Margin
	Pricing Level I	A1/A+/A+ or higher	75	0
	Pricing Level II	A2/A/A or higher	87.5	0
	Pricing Level III	A3/A-/A- or higher	100	0
	Pricing Level IV	Baa1/BBB+/BBB+ or higher	112.5	12.5
	Pricing Level V	Baa2/BBB/BBB or lower	125	25

Margins set forth for each Pricing Level will increase on the 90th day following the Closing Date and on each 90th day thereafter as provided under “Interest Rates” above. Pricing will be determined by reference to the Pricing Level most favorable to the Borrower that is achieved by at least two of the three Ratings. If the ratings established by any of Moody’s, S&P and/or Fitch shall be changed as a result of a change in its rating system, the new rating of such rating agency that most closely corresponds to the level specified above for such rating agency shall be substituted for such level. Each change in the margins shall apply during the period commencing on the effective date of such change and ending on the date immediately preceding the effective date of the next such change.

Schedule I to Annex B-2

ANNEX C

Project Element
Summary of Additional Conditions Precedent to the Facility

This Summary outlines certain of the conditions precedent to the Facility referred to in the Commitment Letter, of which this Annex C is a part. Capitalized terms used but not defined in this Annex C have the meanings given thereto in the Commitment Letter.

1.	Acquisition. The Acquisition shall have been consummated, or substantially concurrently with the funding under the Facility shall be consummated, in each case pursuant to and on the terms set forth in the Merger Agreement and without giving effect to amendments, supplements, waivers or other modifications to the Merger Agreement (other than waivers by the Acquired Company) that are materially adverse to the Lenders and that have not been approved by the Arrangers (it being understood and agreed that any change to the definition of “Company Material Adverse Effect” in the Merger Agreement and any amendment that extends the End Date beyond December 31, 2016 shall be deemed materially adverse to the Lenders).

2.	Financial Statements. The Arrangers shall have received (a) audited consolidated balance sheets and related audited statements of operations, stockholders’ equity and cash flows of the Borrower and the Acquired Company for each of the three fiscal years most recently ended at least 60 days prior to the Closing Date (and audit reports for such financial statements shall not be subject to any qualification or “going concern” disclosures) and (b) unaudited consolidated balance sheets and related unaudited statements of operations, stockholders’ equity and cash flows of the Borrower and the Acquired Company for each subsequent fiscal quarter ended at least 45 days prior to the Closing Date; provided that the filing of financial statements complying with the foregoing requirements on Form 10-K or Form 10-Q, as the case may be, by the Company or the Acquired Company will satisfy the applicable conditions set forth in this paragraph 2. The Arrangers acknowledge the receipt of each of the Borrower’s and the Acquired Company’s Form 10-K for the fiscal year ended December 31, 2014, and Form 10-Qs for the quarterly period ended March 31, 2015 (each of which are deemed to have been delivered by or on behalf of the Borrower).

3.	Performance of Obligations. All fees, reasonable out-of-pocket expenses and other compensation required by the Commitment Letter and the Fee Letter to be paid to the Arrangers, the Administrative Agent or the Lenders shall have been paid to the extent due and, in the case of expenses, invoiced at least two business days prior to the Closing Date.

4.	Customary Closing Documents. The Borrower shall have complied with the following conditions: (a) delivery of customary legal opinions, organizational documents of the Borrower, evidence of authority of the Borrower, a good standing certificate of the Borrower and customary secretary’s and officer’s certificates; and (b) delivery of a solvency certificate from the chief financial officer of the Borrower in the form attached hereto as Exhibit I. The Arrangers shall have received at least three business days prior to the Closing Date all documentation and other information required by bank regulatory authorities under applicable “know-your-customer” and anti-money laundering rules and regulations, including the Patriot Act to the extent requested in writing to the Borrower not fewer than eight business days prior to the Closing Date.

5.	Accuracy of Representations; Absence of Certain Defaults. The accuracy on and as of the Closing Date in all material respects of (i) the representations and warranties made by or with respect to the Acquired Business in the Merger Agreement that are material to the interests of the Lenders, but only to the extent that the Borrower has the right under the Merger Agreement not to consummate the Acquisition, or to terminate its obligations under the Merger Agreement, as a result of such representations and warranties in the Merger Agreement not being true and correct (the “Merger Agreement Representations”) and (ii) the Specified Representations (as defined below). As used herein, “Specified Representations” means representations and warranties with respect to due organization of the Borrower; organizational power and authority of the Borrower to enter into the Credit Agreement; due authorization, execution, delivery and enforceability of the Credit Agreement; no conflicts with organizational documents, the Existing Credit Agreement or the Borrower’s existing senior notes; Investment Company Act; Federal Reserve Regulations; solvency (to be defined in a manner consistent with Exhibit I hereto); Patriot Act; and compliance with OFAC and the Foreign Corrupt Practices Act. On the Closing Date, there shall not have occurred and be continuing any payment or bankruptcy default, or default resulting in or permitting acceleration in respect of the Existing Credit Agreement or the Borrower’s existing senior notes.

6.	Acquired Company Credit Agreement. On or prior to the Closing Date, the Acquired Company’s existing Second Amended and Restated Credit Agreement, dated as of July 9, 2013, among the Acquired Company, the several banks and other financial institutions from time to time party thereto and JPMorgan Chase Bank, N.A., as Agent and CAF Loan Agent (as amended, restated, supplemented or otherwise modified on or prior to the Closing Date) shall have been terminated and all amounts outstanding, accrued or otherwise owing thereunder shall have been paid.

7.	Prior Marketing of Notes. The Borrower shall have used commercially reasonable efforts to (a) deliver to the financial institutions engaged in the offering of the Notes (the “Financial Institutions”) a complete printed preliminary prospectus supplement or preliminary offering memorandum or preliminary private placement memorandum that is suitable for use in a customary road show relating to the Notes that contains (or incorporates by reference) all financial statements (including all audited financial statements, all unaudited financial statements (which shall have been reviewed by the independent accountants for the Borrower or the Acquired Business, as applicable, as provided in Statement on Auditing Standards No. 100) and all pro forma financial statements prepared in accordance with generally accepted accounting principles in the United States and prepared in accordance with Regulation S-X and all other data (including selected financial data), in each case that the Securities and Exchange Commission would require in a registration statement on form S-3 for a registered offering of the Notes or that would be necessary for the Financial Institutions to receive customary “comfort” letters (including “negative assurance” comfort letters) from the independent auditors of the Borrower and the Acquired Business and such disclosure as is necessary for outside counsel of the Borrower to render customary opinions and negative assurance letters, in each case in connection with the offering of the Notes and (b) if reasonably requested by the underwriters of the Notes, cause the senior management and representatives of the Borrower to participate in a customary road show for any registered offering or private placement of the Notes.

8.	No Material Adverse Effect. Since the date hereof, there shall not have occurred any event, change, effect, development or occurrence that has had or would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect (as defined in the Merger Agreement).

Annex C-2

EXHIBIT I TO ANNEX C

Form of Solvency Certificate

This Solvency Certificate (this “Certificate”) is delivered pursuant to Section [ ] of the Credit Agreement, dated as of [         ], 20[ ] (as amended, supplemented or otherwise modified from time to time, the “Credit Agreement”), among Aetna Inc. (the “Borrower”), Citibank, N.A., as Administrative Agent, UBS Securities LLC, as Syndication Agent, and each lender from time to time party thereto (collectively, the “Lenders” and individually, a “Lender”). Capitalized terms used herein without definition have the same meanings as in the Credit Agreement.

I, [                            ], solely in my capacity as the duly appointed and acting Chief Financial Officer of the Borrower, and not individually, DO HEREBY CERTIFY to the Lenders, as follows:

1. I am knowledgeable of the financial and accounting matters of the Borrower and its subsidiaries, the Credit Agreement and the covenants and representations (financial or otherwise) contained therein.

2. Immediately after giving effect to the Acquisition on the Closing Date:

a. the fair value of the property of the Borrower and its subsidiaries, on a consolidated basis, will be greater than the total amount of liabilities, including contingent liabilities, of the Borrower and its subsidiaries, on a consolidated basis;

b. the present fair saleable value of the assets of the Borrower and its subsidiaries, on a consolidated basis, will be greater than the amount that will be required to pay the probable liability of the Borrower and its subsidiaries on their debts, on a consolidated basis, as they become absolute and matured;

c. the capital of the Borrower and its subsidiaries, on a consolidated basis, is not unreasonably small in relation to their collective businesses, taken as a whole, as now conducted and as proposed to be conducted immediately following the Closing Date; and

d. the Borrower and its subsidiaries, on a consolidated basis, do not intend to incur, or believe that they will incur on or immediately following the Closing Date, debts, including current obligations, beyond their ability to pay such debts as they become absolute and matured.

For the purposes of this Certificate, the amount of any contingent liability at any time shall be computed as the amount that, in the light of all the facts and circumstances existing at such time, represents the amount that can reasonably be expected to become an actual or matured liability. For the purpose of this Certificate, it is assumed that the indebtedness and the other obligations incurred under and in connection with the Facility will come due at maturity.

IN WITNESS WHEREOF, I have hereunto set my hand as of the date first written above.

AETNA INC.

By:
Name: Title: Chief Financial Officer

Exhibit I to Annex C